UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2005

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300 **Glen Allen, Virginia**	**23060**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Saxon Capital, Inc. (the “Company”) is furnishing the text of its Investor Presentation entitled, “Saxon Third Quarter 2005 Presentation” (the “Presentation”), included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission’s Regulation FD. The materials also will be posted to the Company's website at www.saxoncapitalinc.com. The Company expects to use the Presentation, possibly with variations, at meetings with various members of the financial and investment community, from time to time, on or after November 8, 2005. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality or completeness of any information in this report that is required to be disclosed solely by reason of Regulation FD nor as to whether investors should consider this information before making an investment decision with respect to any security of the Company or its affiliates.

The Presentation is summary information that is intended to be considered in the context of the Company’s SEC filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2005

SAXON CAPITAL, INC.

By: /s/ Robert B. Eastep

Robert B. Eastep
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1	Text of presentation materials.

__EXHIBIT 99.1__



SAX
LISTED
NYSE
Saxon Capital, Inc.
September 30, 2005
1

Forward Looking Statement

Certain information contained herein, reflecting our future plans and strategies, may constitute “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as changes in overall economic conditions and interest rates, and changes in the applicable legal and regulatory environment. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Saxon Capital, Inc.

Who We Are

Saxon is a residential mortgage *lender* and servicer that manages a portfolio of mortgage assets. Saxon originates, purchases, securitizes, and services real property secured mortgages, and elects to be treated as a real estate investment trust (REIT) for federal tax purposes.

Saxon Capital, Inc.

Taxable REIT Subsidiary (TRS)

Production and Servicing Channels

Saxon Mortgage, Inc.

Saxon Mortgage Services, Inc.

America's MoneyLine
a Saxon Capital, Inc. Company

Qualified REIT Subsidiary (QRS)

Owned Portfolio

Core Competencies


Originate/
Purchase
Mortgage
Loans
Securitize
Loan
Performance
Underwriting
CapitalMarkets
Servicing

Saxon Capital, Inc.

Saxon's Strategy


Growth in Dividend and Capital
Portfolio Growth
Investment In Technology
Breadth Of Product Line
3rd Party Servicing Growth

Saxon Capital, Inc.

Saxon's Strategy

QRS

- Growth in Owned Portfolio
- Maintain Pricing Discipline
- Maintain Credit Discipline

TRS

- Growth in Originations
- Growth in 3rd Party Servicing
- Technology investments to drive costs down
- Whole loan sales

Saxon Capital, Inc.

Saxon's Proven Track Record



Diluted EPS
($0.22)
$0.94
$2.16
$2.89
$1.24
2001 (Q3-Q4)
2002
2003
2004
YTD 2005



Return on Equity
-2.1%
10.2%
20.6%
21.9%
13.1%
4Q 2001
2002
2003
2004
YTD 2005



Revenues
$25,691
$134,603
$211,401
$235,031
$169,324
7/6/01 to 12/31/01
2002
2003
2004
YTD 2005



Shareholders' Equity (000's)
$251,999
$298,346
$345,046
$619,929
$660,274
2001
2002
2003
2004
September 30, 2005

Data as of 9/30/05

Saxon Capital, Inc.

Sources of Portfolio Growth



Retail
25.1%
Wholesale
43.3%
Portfolio
Growth
Correspondent
Flow
21.9%
Correspondent Bulk
9.7%

Originations 12/31/01 – 9/30/05



Production ($ in millions)*
$2,088
$2,334
$2,296
$2,843
$3,495
$2,441
2000
2001
2002
2003
2004
YTD
2005

* Does not include called loans.

Saxon Capital, Inc.

Portfolio Geographic Dispersion


WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
TX
MN
IA
MO
AR
LA
WI
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
MD
DE
VT
NH
ME
MA
CT
RI
AK
HI
CA = 22%
5.0 - 9.0 %
3.0 - 5.0 %
2.0 - 3.0 %
1.0 - 2.0 %
.05 - 1.0 %
.01 - .05 %

Data as of 9/30/05

Third Quarter 2005

Production Statistics

Credit Score	Funded Volume (000's)	% of Total Funded Volume	WAC - Fixed	WAC - ARM	WA CREDIT SCORE	WA CLTV
> 650	$203,210	23.97%	7.44%	6.88%	687	82.55%
601-650	$295,447	34.85%	7.37%	6.98%	624	80.98%
551-600	$239,325	28.23%	7.58%	7.37%	576	77.37%
526-550	$62,226	7.34%	8.41%	7.99%	537	73.93%
< 525	$45,779	5.40%	8.76%	8.76%	511	69.84%
N/A**	$1,102	0.13%	9.85%	8.46%	N/A	61.91%
Totals	**$847,767**	**100%**	**7.51%**	**7.27%**	**613**	**79.18%**

** These loans have unavailable credit scores

WA = Weighted Average


Stated Doc
23%
Limited Doc.
2%
Full Doc.
75%


Fixed
25%
2 Yr Hybrid
27%
40/30 ARM
3%
3-5 Yr Hybrid
9%
I/O ARM
36%


SAX
LISTED
NYSE

Credit & Servicing Statistics

Servicing Portfolio



$24.0
$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
2001
2002
2003
2004
YTD 2005
Owned
Third Party
$20.2 billion
= 77%
$6.2 billion
= 23%

Data as of 9/30/05

Saxon Capital, Inc.

Credit Grade Migration

Credit Score*	YTD 2005	2004	2003	2002	2001	2000	1999
> 650	26.16%	31.11%	44.32%	29.19%	17.94%	6.61%	5.51%
601-650	34.04%	30.94%	20.56%	24.56%	18.48%	11.19%	14.57%
551-600	27.10%	23.35%	23.22%	29.28%	35.65%	40.93%	44.47%
526-550	7.30%	7.84%	7.35%	11.08%	16.60%	23.06%	19.85%
< 525	5.28%	6.40%	4.16%	5.89%	11.33%	18.21%	15.58%
Other	0.13%	0.36%	0.39%	-	-	-	-

Saxon Capital, Inc.

Data as of 9/30/05

Performance: Static Pool Delinquency



35%
30%
25%
20%
15%
10%
5%
0%
Serious Delinquency %
2000
2001
1999
1998
2002
2003
Saxon
2004
2005
1996-1997
1
8
15
22
29
36
43
50
57
64
71
78
85
92
99
Time (in months)

Outstanding Portfolio Balance by Year:

1996 – 2000 = 8.0%   2003 = 14.8%

2001 = 4.8%   2004 = 33.6%

2002 = 7.3%   2005 = 31.5%

Data as of 9/30/05

Saxon Capital, Inc.

Performance: Saxon Portfolio Static Pool Losses

by Year of Origination



5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
% of Original Balance
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
55
58
61
64
67
70
Time (in months)
SAX 2001
SAX 2002
SAX 2003
SAX 2004
2001 Proj
2002 Proj
2003 Proj
2004 Proj

Saxon Capital, Inc.

Data as of 9/30/05

Performance: Static Pool Losses

by Year of Origination



2000
1999
1998
2001
1997
1996
2002
Saxon
2003
2004
% of Original Balance
Time (in months)

Total Cumulative Losses:

1998 = 4.08%   2001 = 3.56%   2004 = 0.04%

1999 = 5.05%   2002 = 1.47%

2000 = 5.47%   2003 = 0.34%

Data as of 9/30/05

Saxon Capital, Inc.

Loss Severity

Decline in Asset value= 1- Sales Price/UPB
Severity = Losses / UPB



Loss Severity
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
597
1182
520
650
1119
1022
605
668
732
633
444
216
259
133
65
86
70
22
5
2
Loans in a Security
4,726
6,735
3,726
4,695
7,621
6,861
4,433
4,697
5,768
5,846
7,249
4,613
7,049
4,887
3,667
6,311
7,544
7,623
5,490
4,369
1999-02
1999-03
1999-05
2000-01
2000-02
2000-03
2000-04
2001-01
2001-02
2001-03
2002-01
2002-02
2002-03
2003-01
2003-2
2003-3
2004-1
2004-2
2004-3
2005-02
Total
Decline In Asset Value
Liquidation Expenses
Interest Advances

Data as of 9/30/05

Saxon Capital, Inc.

Performance: 2004 Delinquency by Credit Score

Saxon vs. Peer Group



Benchmark
Saxon
Lender A
Lender B
Lender C
Lender D
Lender E
Lender F
Lender G
OTS Method: 60+ Delinquency
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
< 500
500 - 519
520 - 539
540 - 559
560 - 579
580 - 599
600 - 619
620 - 639
640 - 659
660 - 679
> 680

Benchmark Securities:

ABFC, ABS, ACE, AMERIQUEST, ARC/SASCO, ARGENT, BEAR STEARNS, C-BASS, CENTEX, CHASE FUNDING, COUNTRYWIDE, CSFB, DELTA, DLJ, EQUICREDIT, EQUITY ONE, FIELDSTONE, FIRST FRANKLIN, FREMONT, GSAMP/GSMPS, LONG BEACH, MASTR, MERRILL LYNCH, MORGAN STANLEY, NEW CENTURY, OPTION ONE, PARK PLACE, RFC RAMP, RFC RASC, SAIL, SASCO

Data as of 9/30/05

SOURCE: LPS Truestandings PERIOD: EOM, July 2005

Saxon Capital, Inc.

Summary

Strong Management

- SAX's management team has one of the strongest reputations in the industry.
- Team has been together since pre-divestiture.

Existing Portfolio

- SAX has been building its on-balance sheet portfolio since 2001.
- Portfolio at 9/30/05 is $6.2 billion.

Servicing Platform

- SAX has a servicing platform that is highly rated and scalable.
- Servicing business will grow TRS and SAX equity base.

Discipline

- SAX has a culture of discipline in growth, credit, and servicing.
- Creating assets for our balance sheet and managing a REIT require similar discipline.

Saxon Capital, Inc.


SAX
LISTED
NYSE
Thank You for Your Investment
www.saxoncapitalinc.com
20